


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH, D.C. 213 SECTION

VF 3-23-05RR

SEC 05040542 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wydown Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 South Central Avenue, Suite 306
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Davidson (314) 862-7755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasternak & Co., LLC
(Name – *if individual, state last, first, middle name*)

7710 Carondelet Ave., Suite 105,	St. Louis	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-28-2005

OATH OR AFFIRMATION

I, John G. Levis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wydown Capital LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public



NOTARY SEAL
LINDA M. JOYCE
St. Louis County
My Commission Expires
April 16, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pasternak & Co., LLC

Certified
Public
Accountants

7710 Carondelet Avenue
Saint Louis, Missouri
63105

Phone 314-721-0577
Fax 314-721-7628

INDEPENDENT AUDITORS' REPORT

To the Members of Wydown Capital, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wydown Capital, LLC as of December 31, 2004 and 2003, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wydown Capital, LLC as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material shown on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasternak & Co., LLC

January 13, 2005

WYDOWN CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2004	2003
ASSETS		
Cash and cash equivalents	*$ 8,820*	$ 49,717
Accounts receivable - customers:		
Billed amounts	*450,000*	468,750
Allowance for disputed fee	*(225,000)*	(225,000)
Prepaid expenses, etc.	*324*	548
	$234,144	$294,015
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accrued professional expense	*$ -*	$ 11,000
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY	*234,144*	283,015
	$234,144	$294,015

See accompanying Notes to Financial Statements.

NOTE 1 - HISTORY AND BUSINESS OF THE COMPANY

Wydown Capital, LLC was organized on October 1, 1999 as a limited liability company under the laws of the State of Missouri. Wydown Associates, LLC, also a Missouri limited liability company organized at the same time, owns 99.9% of the capital of Wydown Capital, LLC. The other .1% is owned by its managing member.

Wydown Capital, LLC is registered with the Securities and Exchange Commission as a broker-dealer. It is a member of the National Association of Securities Dealers, Inc. (the NASD), and operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii). It is, therefore, subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 for 12 months after commencing business as a broker).

Wydown Capital, LLC's parent company reorganized in June 2001. As a part of that reorganization, Wydown Capital, LLC transferred its assets and liabilities to its parent. On December 30, 2002, the managing member of both Wydown Capital, LLC and Wydown Associates, LLC (parent) purchased the interests owned by all of the other members of the parent.

Although it may conduct unregulated activities in the future, it is expected that Wydown Capital, LLC will conduct primarily regulated activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents

All highly liquid money market funds are considered to be cash equivalents.

b. Income Taxes

By election permitted under the U.S. Internal Revenue Code, Wydown Capital, LLC, with the consent of its members, elected to be taxed as a partnership. Consequently, income and losses of Wydown Capital, LLC are ascribed to its members to be included on their income tax returns. Accordingly, no provision has been recorded for income taxes in the accompanying financial statements.

c. Revenue Recognition

Commissions and other fees earned from mergers, acquisitions and capital raising are recognized when such transactions are closed. Revenues earned from advisory, consulting and valuation services are recognized upon completion of each assignment.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - ACCOUNTS RECEIVABLE - CUSTOMERS

The $450,000 receivable at December 31, 2004 is from one customer for services rendered during 2003. That customer is disputing the amount, which dispute is scheduled to be mediated on March 17, 2004. Management believes it will collect at least the $225,000 reflected on the accompanying financial statements after the 50% allowance recorded in 2003.

NOTE 4 - GUARANTY OF PARENT'S DEBT

After renewal of a promissory note on March 1, 2004 Wydown Associates, LLC was indebted to Heartland Bank, Clayton, Missouri in the amount of $125,000 the principal of which is due February 1, 2005. The only asset of Wydown Capital, LLC at December 31, 2004 assigned as collateral for the note is a receivable from a customer the balance of which was $450,000 ($225,000 after the allowance described in Note 3).

NOTE 5 - CONDENSED CONSOLIDATING STATEMENTS OF PARENT

The condensed consolidating statement of financial position of Wydown Associates, LLC and its only subsidiary, Wydown Capital, LLC, at December 31, 2004 is as follows:

	Consolidated	Eliminations	Wydown Associates, LLC	Wydown Capital, LLC
Assets			(Reviewed)	(Audited)
Current Assets:				
Cash	$ 9,077	$ -	$ 257	$ 8,820
Accounts receivable	228,379	-	3,379	225,000
Due from related entity	217,500	-	217,500	-
Prepaid expenses	530	-	206	324
Total current assets	455,486	-	221,342	234,144
Investment in subsidiary	-	233,910	233,910	-
Furniture and equipment	755	-	755	-
	$456,241	$233,910	$456,007	$ 234,144
Liabilities and Capital				
Current liabilities:				
Notes payable to bank	$199,999	$ -	$199,999	$ -
Commissions payable	1,050	-	1,050	-
Other	71,055	-	71,055	-
Total current liabilities	272,104	-	272,104	-
Minority interest	234	(234)	-	-
Members' equity	183,903	234,144	183,903	234,144
	$456,241	$233,910	$456,007	$ 234,144

The condensed consolidating statement of operations for the year ended December 31, 2004 is as follows:

	Consolidated	Eliminations	Wydown Associates, LLC	Wydown Capital, LLC
			(Reviewed)	(Audited)
Revenue:				
Fees earned	$ 76,486	$ -	$ 22,100	$ 54,386
Interest income	13,041	-	12,919	122
	89,527	-	35,019	54,508
Operating expenses:				
Salaries	47,016	-	47,016	-
Commissions and fees	4,000	-	4,000	-
Depreciation	336	-	336	-
Interest	11,500	-	11,500	-
All other expenses	102,749	-	96,135	6,614
Intercompany expense allocation	-	-	(24,000)	24,000
	165,601	-	134,987	30,614
Operating income (loss)	(76,074)	-	(99,968)	23,894
Income of subsidiary	-	23,870	23,870	-
	(76,074)	23,870	(76,098)	23,894
Minority interest in income	(24)	24	-	-
Net income (loss)	$ (76,098)	$ 23,894	$ (76,098)	$ 23,894

NOTE 6 - RELATED PARTY TRANSACTIONS

Wydown Associates, LLC, which owns 99.9% of the capital of Wydown Capital, LLC, pays virtually all of the expenses of it and its subsidiary. Beginning January 1, 2004, in compliance with an Intercompany Services and Expense Allocation Agreement between the two entities, Wydown Capital, LLC pays its parent $2,000 per month.

If Wydown Capital, LLC requires additional capital to meet its needs or to comply with rules promulgated by its regulatory authorities, its parent provides such needed capital. Management of both entities have several potential assignments under active negotiation which hold promise of significant profits.